Mail Stop 4561

August 13, 2010

Mr. William L. Morrison
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

      Re: Northern Trust Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2009
            File No. 000-05965

Dear Mr. Morrison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Marc Thomas
Reviewing Accountant